October 4, 2013

VIA COURIER AND EDGAR

Re:	Brixmor Property Group Inc.
Registration Statement on Form S-11
File No. 333-190002

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Brixmor Property Group Inc. ( “Brixmor”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of shares of Brixmor’s common stock, marked to show changes from Amendment No. 2 as filed on September 23, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated October 2, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and

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information described below are based upon information provided to us by Brixmor. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 3.

To facilitate the Staff’s review, we have attached as Annex A to this letter versions of the “Distribution Policy,” “Capitalization,” “Dilution” and “Unaudited Pro Forma Financial Information” sections of the Registration Statement that have been completed using certain assumptions relating to the offering size and price, in each case, marked to show changes from the corresponding sections supplementally submitted to the Staff on September 25, 2013.

General

1.	We note your response to comment 22 of our letter dated September 18, 2013 in which you have filed the current, executed Amended Certificate of Incorporation and the By- laws. We note that these exhibits indicate that Brixmor Property Group was formerly known as BRE Retail Parent Inc. Please revise your Summary and Business sections to clarify that Brixmor Property Group was formerly known as BRE Retail Parent Inc. and disclose the date of the name change.

Brixmor has revised the disclosure on pages 14 and 157 to clarify that Brixmor Property Group Inc. was formerly known as BRE Retail Parent Inc. and to provide the date of the name change.

Cover Page of the Prospectus

2.	Please ensure that only the lead or managing underwriters are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K. Also revise the disclosure in the “Underwriters” section to identify each underwriter that is serving as a lead or managing underwriter or advise.

Brixmor respectfully submits that each of the firms listed on the cover page of the prospectus is a “lead or managing underwriter” for the offering in accordance with Item 501(b)(8)(i) of Regulation S-K. To clarify this, Brixmor has removed the words “Joint Bookrunning Managers” and “Co-managers” from the cover page. Rule 12b-2 promulgated under the Securities Exchange Act of 1934 defines the term “managing underwriter” to include “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or

SECURITIES AND EXCHANGE COMMISSION	3	October 4, 2013

arranging for appropriate stabilization activities, if any.” Managing underwriters perform responsibilities in connection with the offering, including, among other things, due diligence, active participation in drafting the registration statement and the prospectus, and marketing the offering to potential accounts. Each of the firms listed on the cover page of the prospectus has performed one or more of these functions and therefore should be considered to be a managing underwriter of the offering. Brixmor further advises the Staff that, as is customary in such offerings, the managing underwriters are distinguished on the cover page of the prospectus by font size to reflect the portion of the offered securities that each of them has committed to purchase in the offering. Since each of the underwriters named in the “Underwriting” section is a lead or managing underwriter for purposes of Regulation S-K, it is unnecessary to indicate which one is serving in a lead or managing underwriter capacity. Brixmor notes that such section indicates which underwriters are acting as joint book-running managers and, for purposes of the underwriting agreement, representatives of the underwriters.

Table of Contents, page i

3.	When defining “pre-IPO owners,” please include the names of the management team that you are referring to in this definition.

Brixmor advises the Staff that the definition of “pre-IPO owners” includes 17 members of the Brixmor management team, including Michael A. Carroll, Brixmor’s Chief Executive Officer, Michael V. Pappagallo, Brixmor’s President and Chief Financial Officer, Timothy Bruce, Brixmor’s Executive Vice President, Leasing and Redevelopment, Steven F. Siegel, Brixmor’s Executive Vice President, General Counsel & Secretary, Dean Bernstein, Brixmor’s Executive Vice President, Acquisitions and Dispositions, Steven A. Splain, Brixmor’s Executive Vice President, Chief Accounting Officer and Carolyn Carter Singh, Brixmor’s Executive Vice President, Human Resources & Administration. Brixmor has revised the disclosure on page ii to so disclose.

Summary, page 1

4.	We note your response to comment 6 of our letter dated September 18, 2013. Please advise us why certain grocers do not report average sales PSF and whether the average sales PSF of reporting groceries is representative of the total grocers so that it can be presented separately in the table.

Brixmor advises the Staff that certain grocers are not contractually obligated under the terms of their leases to provide sales data or average sales PSF to Brixmor and accordingly do not provide such data to Brixmor. Brixmor believes that the average sales PSF of reporting grocers is representative of the average sales PSF of total grocers. Brixmor has revised pages 2 and 115 to so disclose.

SECURITIES AND EXCHANGE COMMISSION	4	October 4, 2013

The Offering, page 15

5.	Please expand your disclosure regarding the Outstanding BPG Subsidiary Shares and Outstanding OP Units to clarify that these amounts are inclusive of the units and shares that will be issued to management in conjunction with their conversions of previously issued compensation interests.

Brixmor has expanded its disclosure on page 15 to clarify that the Outstanding BPG Subsidiary Shares and Outstanding OP Units are inclusive of shares and units, respectively, that will be received by management in conjunction with the conversions of previously issued compensation interests.

Distribution Policy, page 49

6.	We note your response to comment 12 of our letter dated September 18, 2013 in which you have revised footnote (1) to the table on page 52 to indicate that the projected lease renewals were determined based on Brixmor’s historical retention rate for its IPO Portfolio of 83% for the twelve months ended June 30, 2013. Please advise us how your projected lease renewals compare to your three-year historical average for renewals. Tell us why you believe that a one-year renewal historical retention rate is appropriate for your calculation of this adjustment rather than a three-year historical average renewal rate, or revise.

Brixmor respectfully advises the Staff that its lease renewal retention rate for its IPO Portfolio averaged 83% over both the 3  1⁄2 year period from January 1, 2010 to June 30, 2013 and the twelve month period from July 1, 2012 to June 30, 2013. Brixmor has revised footnote (1) to the table on page 52 to so disclose.

7.	We note your response to comment 13 of our letter dated September 18, 2013 and your revised disclosure on page 52. Please revise the table to include an adjustment to reduce cash available for distribution for the expected $69.4 million of tenant-driven redevelopment costs; there does not appear to be a basis for excluding these expenditures. In this regard, we note your disclosure on page 5 that you expect to maintain your current pace of anchor related projects over the foreseeable future. Furthermore, you disclose on page 7 that you expect to continue to expand the number of redevelopment projects over time and to fund these efforts through cash from operations.

Brixmor has revised the table on pages 51 and 52 to include an adjustment to reduce cash available for distribution for the expected $69.4 million of tenant-driven redevelopment costs.

8.

We note your response to comment 14 of our letter dated September 18, 2013 and your revised disclosure on page 52. We note that you indicate that the amount of recurring capital expenditures was determined based on a historical four year average of $0.20 PSF. Please clarify to us how you determined that four years was the appropriate period to determine average recurring capital expenditures. In that regard, we note from the disclosure on page 2 that during the period of

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ownership under Centro Properties Group, your capital availability was constrained and limited to general upkeep at your shopping centers. Please advise us of your historical recurring capital expenditures in each of the four years used in your average. To the extent recurring capital expenditures were less per year prior to the Sponsor Contract Date of February 28, 2011, please specifically tell us why you believe it is appropriate to consider those years in your assumption.

Brixmor respectfully advises the Staff that the historical recurring capital expenditures PSF for each of the last 4 years were as follows:

2012 - $0.28

2011 - $0.28

2010 - $0.18

2009 - $0.07

During 2009 and 2010, while under Centro Properties Group control, there were capital constraints which reduced Brixmor’s ability to incur normal, recurring capital expenditures at its properties. Accordingly, in 2011 and 2012, once under the Sponsor’s ownership, Brixmor was able to increase its spending for capital expenditures that were deferred in the earlier years. As of today, the properties have been updated and Brixmor believes spending is back at a normal, recurring rate of approximately $0.20 PSF. Therefore, the Company believes that using the four year average is appropriate. Brixmor advises the Staff supplementally that the historical recurring expenditures for the previous ten years including 2003 through 2012 was $0.19 PSF.

9.	You disclose in footnote (8) that you assume that you will be able to fund the total $1,092 million of debt maturities during the 12 months ending June 30, 2014 with amounts under your Unsecured Credit Facility. However, we note on page 94 that you currently intend to repay approximately $700 million of the 2013 maturing mortgage loans with borrowings under the Unsecured Credit Facility and that the balance of 2013 debt maturities are anticipated to be extended, refinanced or repaid with operating cash flows. You go on to state that you also intend to repay $270 million of your 2015 maturities and approximately $1.4 billion of your 2016 maturities in August 2013; please advise us if these repayments have occurred in light of the fact that August 2013 has already past, and revise your disclosure accordingly. Furthermore, you do not discuss your intention regarding debt maturities during 2014 on page 94; please advise. Lastly, please elaborate on the amount of 2013 maturities that you anticipate will be repaid with operating cash flows since this is inconsistent with your assumption that you will fund all debt maturities during 12 months ending June 30, 2014 with amounts under your Unsecured Credit Facility.

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Brixmor has revised footnote (8) to the table on page 52 and page 92 to address each of the matters identified in the Staff’s comment.

Dilution, page 55

10.	Please expand your disclosure to show how you calculated the pro forma net tangible book value as of June 30, 2013. Please quantify the amount of intangible assets excluded from pro forma book value as of June 30, 2013, and tell us where the values are included in the pro forma balance sheet in your response.

Brixmor has revised page 55 to address each of the matters identified in the Staff’s comment.

Unaudited Pro Forma Financial Information, page 57

11.	Please disclose the estimated amount of compensation expense that will be recorded as a result of the conversion of units by management into units/shares of the company and its subsidiaries as well as cash. Clarify in your response how the amount of the Cash Payment was determined in relation to the value of the units that will be surrendered. Also, advise us of the period over which the compensation will be recorded and tell us what consideration you gave to including a pro forma income statement adjustment for any compensation that will be recorded over time.

Brixmor has revised pages 65 and 66 to address each of the matters identified in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Result s of Operations, page 72

Our Critical Accounting Policies

Real Estate, page 101

12.	We note your response to comment 19 of our letter dated September 18, 2013 and your revised disclosure on page 102. Your revised disclosure indicates that soft costs are an immaterial portion of total redevelopment costs. Please clarify whether you have included all capitalized salaries, G&A, any other indirect costs in your evaluation of the materiality of soft costs. Also, clarify whether the amounts of all soft costs capitalized are material to your earnings. If so, please quantify and disclose these amounts.

Brixmor confirms that it has included all capitalized salaries, G&A, and any other indirect costs in its evaluation of the materiality of soft costs. Brixmor advises the Staff that it capitalizes compensation costs and general and administrative costs related to employees directly involved in construction and redevelopment activities. These costs include payroll, payroll taxes, employee benefit costs, and

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travel and entertainment costs. For the six months ended June 30, 2013 and the year ended December 31, 2012, Brixmor capitalized approximately $2.7 million and $5.6 million of such costs, respectively. Brixmor has revised page 103 to so disclose.

Management, page 156

13.	We note that you have revised your disclosure in this section to add two director nominees. Please revise your biographical summaries to provide the dates, including the month and year, during which each occupation was carried on. Please refer to Item 401(e) of Regulation S-K.

Brixmor has revised the biographical summaries of the director nominees on pages 158 and 159 to provide the dates, including the month and year, during which each such director nominee carried on his principal occupation and employment during the past five years.

Item 33. Recent Sales of Unregistered Securities, page II-1

14.	Please include the sale of the unregistered securities to be issued in connection with the IPO Property Transfers. Refer to Item 701 of Regulation S-K.

Brixmor has included the sale of the unregistered securities to be issued in connection with the IPO Property Transfers in Item 33 on page II-1.

*        *        *         *        *

Please do not hesitate to call Michael V. Pappagallo, President and Chief Financial Officer of Brixmor, at 646-344-8700 with any questions or further comments you may have regarding accounting matters and Joshua Ford Bonnie at 212-455-3986 with any other questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Tom Kluck, Esq.

Jessica Barberich

William Demarest

SECURITIES AND EXCHANGE COMMISSION	8	October 4, 2013

Brixmor Property Group Inc.

Michael V. Pappagallo

Steven F. Siegel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Esq.

Phyllis G. Korff, Esq.

DISTRIBUTION POLICY

We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

We intend to make a pro rata distribution with respect to the quarter during which this offering occurs, based on a distribution rate of $0.15 per share of our common stock for a full quarter. On an annualized basis, this would be $0.60 per share of our common stock, or an annualized distribution rate of approximately 4.0% based on the midpoint of the price range set forth on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately 96.0% of estimated cash available for distribution for the 12 months ending June 30, 2014. We do not intend to reduce the annualized distribution per share of our common stock if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending June 30, 2014, which we have calculated based on adjustments to our pro forma net income for the 12 months ended June 30, 2013. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures that we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending June 30, 2014, we have made certain assumptions reflected in the table and footnotes below, including that there will be no terminations of existing leases in our portfolio after June 30, 2013 (other than scheduled lease expirations) or lease renewals or new leases (other than month-to-month leases) after June 30, 2013 unless a new or renewal lease has been entered into prior to the date of this prospectus.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after June 30, 2013, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of June 30, 2013, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or liquidity. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (1) the amount of cash generated from our operating activities, (2) our expectations of future cash flows, (3) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (4) the timing of significant redevelopment and re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (5) our ability to continue to access additional sources of capital, (6) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (7) any limitations on our distributions contained in our credit or other agreements, including, without limitation, in our Unsecured Credit Facility, and (8) the sufficiency of legally-available assets.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors reviews the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Because Brixmor Property Group Inc. is a holding company and has no material assets other than its ownership of the BPG Subsidiary Shares and no material operations other than those conducted by BPG Subsidiary, we will fund any distributions from legally-available assets authorized by our board of directors in three steps:

•

first, our Operating Partnership will make distributions to those of its partners which are holders of OP Units, including BPG Subsidiary. If our Operating Partnership makes such distributions, then in addition to BPG Subsidiary and its wholly-owned subsidiary, the other partners of our Operating Partnership will also be entitled to receive equivalent distributions pro rata based on their partnership interests in our Operating Partnership;

•

second, BPG Subsidiary will distribute to Brixmor Property Group Inc. its share of such distributions. If BPG Subsidiary makes such distributions, then in addition to Brixmor Property Group Inc., the other stockholders of BPG Subsidiary will also be entitled to receive equivalent distributions pro rata based on their interests in BPG Subsidiary; and

•	third, Brixmor Property Group Inc. will distribute the amount authorized by its board of directors and declared by Brixmor Property Group Inc. to its common stockholders on a pro rata basis.

We did not pay any dividends to the holders of our common stock or Outstanding BPG Subsidiary Shares during the period from June 28, 2011 to December 31, 2011. During 2012 and to date in 2013 we have paid an aggregate of $25.0 million and $37.5 million, respectively, of dividends to the holders of our common stock or Outstanding BPG Subsidiary Shares.

The following table describes Brixmor Property Group Inc.’s pro forma net income/(loss) from continuing operations for the 12 months ended December 31, 2012 and June 30, 2013, and the adjustments it has made thereto in order to estimate its initial cash available for distribution for the 12 months ending June 30, 2014 (amounts in thousands except share and per share data, square footage data and percentages). Pro forma net income/(loss) from continuing operations reflects adjustments for certain transactions, as described in “Unaudited Pro Forma Financial Information.” Other than such adjustments, these calculations do not assume any changes to Brixmor Property Group Inc.’s operations or any acquisitions or dispositions or other developments or occurrences which could affect operating results and cash flows, or changes in outstanding shares of our common stock. We cannot assure you that actual results will be the same as or comparable to the calculations below.

Pro forma net (loss) from continuing operations for the 12 months ended December 31, 2012	$(61,433)
Less: Pro forma net loss from continuing operations for the six months ended June 30, 2012	44,367
Add: Pro forma net income from continuing operations for the six months ended June 30, 2013	2,361

Pro forma net income / (loss) from continuing operations for the 12 months ended June 30, 2013	$(14,705)
Add: Pro forma real estate depreciation and amortization	495,926
Add: Pro forma impairment charges from continuing operations and unconsolidated joint ventures	1,845
Less: Pro forma gain on sale of real estate	(1,012)
Add: Net increases in contractual rent income (1)	48,413
Less: Net decreases in contractual rent income (2)	(41,946)
Less: Net effects of straight-line rent adjustments to tenant leases (3)	(17,356)
Less: Net effects of above- and below-market rent adjustments (4)	(54,982)
Add: Non-cash compensation expense (5)	4,815
Less: Net effects of non-cash amortization of debt premium, debt discount and debt issuance costs	(11,459)

Estimated cash flow from operating activities for the 12 months ending June 30, 2014	$409,539
Estimated cash flows from investing activities
Less: Contractual obligations for tenant improvements costs, leasing commissions and redevelopment costs (6)	(115,314)
Less: Estimated annual provision for recurring property capital expenditures (7)	(17,329)

Total estimated cash flows used in investing activities	(132,643)
Estimated cash flow used in financing activities—scheduled mortgage loan principal repayments (8)	(34,301)

Estimated cash available for distribution for the 12 months ending June 30, 2014	$242,595
Less: Non-controlling interests’ (other) share of estimated cash available for distribution	(1,326)

Estimated cash available to our Operating Partnership for distribution for the 12 months ended June 30, 2014	$241,269
Share of estimated cash available to our Operating Partnership for distribution attributable to holders of Outstanding OP units	5.38%
Share of estimated cash available to our Operating Partnership for distribution attributable to holders of Outstanding BPG Subsidiary Shares	19.89%
Share of estimated cash available to our Operating Partnership for distribution attributable to Brixmor Property Group Inc.	74.73%

Total estimated initial annual distribution to our stockholders and to holders of Outstanding BPG Subsidiary Shares and Outstanding OP Units	$231,700

Total estimated initial annual distribution to holders of Outstanding OP Units	$12,471

Total estimated initial annual distribution to holders of Outstanding BPG Subsidiary Shares	$46,079

Total estimated initial annual distribution to our stockholders	$173,150

Estimated initial annual distributions per share of our common stock (9)	$0.60

Payout ratio based on the company’s share of estimated cash available for distribution (10)	96.0%

(1)	Represents the net increases in contractual rental income from (i) existing leases (ii) new leases that were not in effect for the entire 12 month period ended June 30, 2013 (iii) new leases that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending June 30, 2014 and (iv) projected lease renewals based on the retention rate for our IPO Portfolio of 83%, which is the average retention rate experienced over the period from January 1, 2010 to June 30, 2013 and the retention rate for the period from July 1, 2012 to June 30, 2013.

(2)	Represents the net decrease in contractual rent from (i) lease expirations including leases that are not projected to be renewed and (ii) leases that expired during the twelve month period ended June 30, 2013.

(3)	Represents the conversion of estimated rental revenues for the 12 months ending June 30, 2014 from a straight-line accrual basis to a cash basis of revenue recognition.

(4)	Represents the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended June 30, 2013.

(5)	Represents the stock based compensation expense for long term awards granted in 2011 and 2013.

(6)	For purposes of calculating the distribution in the above table, we have assumed we will incur between July 1, 2013 and June 30, 2014 (i) approximately $45.9 million of tenant improvements and leasing commissions costs for new and renewal leases related solely to tenant improvements and leasing commissions incurred or expected to be incurred in such period that we are contractually obligated to provide pursuant to the terms of the leases and (ii) approximately $69.4 million of capital expenditures related to redevelopment projects. All tenant improvements and leasing costs will be funded entirely from cash flow from operations. Our redevelopment projects are tenant-driven and are focused on renovating, re-tenanting and repositioning for existing and new tenants or properties. We may occasionally seek to acquire non-owned anchor spaces and land parcels at, or adjacent to, our shopping centers to facilitate redevelopment projects.

(7)	For purposes of calculating the distribution in the above table, we have assumed we will incur approximately $17.3 million of recurring capital expenditures, calculated based on a historical four year average of $0.20 PSF. Recurring capital expenditures are costs to maintain properties and their common areas including new roofs, paving of parking lots and other general upkeep items.

(8)	Represents scheduled payments of mortgage loan principal due during the 12 months ending June 30, 2014. Does not include $1,133.9 million of debt maturities during the 12 months ending June 30, 2014 based on the assumptions that we will be able to fund these amounts under our Unsecured Credit Facility. The $1,133.9 million of debt maturities includes unsecured notes of $104.6 million that have stated maturity dates of August 2026 to February 2028 and that have a one-time repurchase right that requires us to offer to repurchase the notes if tendered by holders (but does not require the holders to tender) for an amount equal to the principal amount plus accrued and unpaid interest on January 15, 2014. As of September 23, 2013, we have repaid $700.0 million of the outstanding debt maturities. Of the remaining $433.9 million, the maturities of $80.0 million were extended on July 1, 2013 to a new maturity date of June 30, 2014 (the Company has two additional one year options through June 30, 2016) and the remaining $353.9 million will be repaid with borrowings under our Unsecured Credit Facility. The balance available on the Unsecured Credit Facility after the above repayments and after giving effect to this offering and the use of a portion of the proceeds therefrom to repay $628.5 million of outstanding borrowings under the Unsecured Credit Facility as described under “Use of Proceeds,” will be approximately $641.5 million.

(9)	Based on a total of 288,583,716 shares of our common stock, 76,798,997 Outstanding BPG Subsidiary Shares and 20,784,571 Outstanding OP Units to be outstanding after this offering.

(10)	Calculated as estimated initial annual distribution per share divided by the Brixmor Property Group Inc.’s share of estimated cash available for distribution per share for the 12 months ending June 30, 2014.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013:

•	on an actual basis; and

•

on a pro forma basis giving effect to the transactions described in “Unaudited Pro Forma Financial Information,” including this offering (at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the intended application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table together with the other information contained in this prospectus, including “Our Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes that appear elsewhere in this prospectus.

(amounts in thousands, except shares and per share data)	June 30, 2013
	Actual	Pro forma
Cash and cash equivalents	$142,006	$136,192
Restricted cash	104,021	86,044

Total cash	$246,027	$222,236

Debt:
Mortgage and secured loans (1)	$6,093,002	$4,161,575
Unsecured Credit Facility (2)	—	1,754,612
Brixmor LLC unsecured notes (3)	387,367	387,367
Financing liabilities (4)	173,231	173,231

Total debt	6,653,600	6,476,785

Stockholders’ equity:
Common stock, par value $0.01 per share; 200,000 shares authorized, actual; 75,649 shares issued and outstanding, actual; 3,000,000,000 shares authorized, as adjusted; 288,583,716 shares issued and outstanding, as adjusted;	1	2,886
Preferred stock, par value $0.01 per share; 1,000 shares authorized, actual; 300,000,000 shares authorized, as adjusted; 125 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted;	—	—
Additional paid in capital	1,749,305	2,564,843
Accumulated other comprehensive loss	(49)	(49)
Distributions in excess of accumulated loss	(108,232)	(342,999)

Total stockholders’ equity (5)	1,641,025	2,224,681
Non-controlling interests	528,987	753,665

Total equity	2,170,012	2,978,346

Total capitalization (5)	$8,823,612	$9,455,131

(1)	Actual amount includes unamortized premium of $101.2 million.
(2)	On July 16, 2013, we entered into the Unsecured Credit Facility, which consists of a $1,250.0 million revolving credit facility, which will mature on July 31, 2017, with a one-year extension option and a $1,500.0 million term loan facility, which will mature on July 31, 2018.
(3)	Actual amount includes unamortized discount of $17.2 million.
(4)	Actual amount includes unamortized premium of $2.5 million.
(5)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $15.00 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $47.5 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $14.25 million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, total cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $106.9 million, after deducting underwriting discounts and estimated operating expenses, and we would have 296,083,716 shares of our common stock issued and outstanding, as adjusted.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share immediately after the completion of this offering.

Our pro forma net tangible book value as of June 30, 2013 was approximately $1.989 billion or $5.92 per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the IPO Property Transfers, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares outstanding, after giving effect to the IPO Property Transfers and the transactions described in “Unaudited Pro Forma Financial Information” and assuming that all of the Outstanding BPG Subsidiary Shares and the Outstanding OP Units are exchanged for newly-issued shares of our common stock on a one-for-one basis.

After giving effect to the IPO Property Transfers, including this offering (at an assumed initial public offering price of $15.00 per share) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of June 30, 2013 would have been $2.689 billion, or $6.97 per share. This represents an immediate increase in the net tangible book value of $1.05 per share and an immediate dilution of $8.03 per share to new investors purchasing shares in this offering. The following table illustrates this dilution per share:

Assumed initial offering price per share		$15.00
Pro forma net tangible book value per share as of June 30, 2013 (1)	$5.92
Increase in pro forma net tangible book value per share attributable to investors in this offering	1.05

Pro forma net tangible book value per share after this offering (1)		6.97

Dilution in pro forma net tangible book value per share to investors in this offering		$8.03

(1)	Pro forma net tangible book value consists of our pro forma total assets less our pro forma intangible lease related assets net of liabilities to be assumed, excluding our pro forma intangible lease liabilities, redeemable non-controlling interest and certain non-redeemable non-controlling interests and is calculated as follows.

($ in thousands)

Pro forma total assets	$10,129,850
Less: pro forma intangible assets	(680,798)

Pro forma tangible assets	9,449,052
Less: pro forma total liabilities	(7,830,334)
Plus: pro forma intangible lease liabilities	396,058
Less: Redeemable and certain non-controlling interests	(25,364)

Pro forma net tangible assets after the effects of the formation, but before the effects of this offering	1,989,412
Plus: proceeds from this offering net of costs associated with this offering	700,297

Pro forma net tangible assets after the effects of the formation, after the effects of this offering	$2,689,709

Pro forma intangible assets of $680.8 million consist of $618.5 million of lease intangibles included in Real estate, net and $62.3 million in Deferred charges and prepaid expenses, net. Pro forma intangible lease liabilities of $396.1 million included in Accounts payable, accrued expenses and other liabilities. Redeemable and certain non-controlling interests consists $21.5 million included in Redeemable non-controlling interests in partnership and non-controlling interests of $3.9 million included with non-controlling interests.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the amount of pro forma net tangible book value attributable to investors in this offering by $0.12 per share, and the dilution to investors in this offering by $0.88 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares.

The following table summarizes, on the same pro forma basis as of June 30, 2013, the total number of shares purchased from us, the total cash consideration paid to us and the average price per share paid by our pre-IPO owners and by new investors purchasing shares in this offering, assuming that all of the Outstanding BPG Subsidiary Shares and the Outstanding OP Units are exchanged for newly-issued shares of our common stock on a one-for-one basis.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			($ in thousands)
Pre-IPO owners	336,167,284	87.05%	$1,989,412	72.62%	$5.92
Investors in this offering	50,000,000	12.95%	750,000	27.38%	$15.00

Total	386,167,284	100.00%	$2,739,412	100.00%	$7.09

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the total consideration paid by the investors in this offering by $50,000,000, and would increase (decrease) the percent of total consideration paid by the investors by approximately 1.30%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares.

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of shares purchased by investors in this offering will increase to 57,500,000 shares, or approximately 14.61% of the total number of shares outstanding;

•	the immediate dilution experienced by investors in this offering will be $7.90 per share and the pro forma net tangible book value per share will be $7.10 per share; and

•	a $1.00 increase (decrease) in the initial offering price of $15.00 per share would increase (decrease) the dilution experienced by investors in this offering by $0.14 per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements reflect the pro forma financial condition and results of operations of Brixmor Property Group Inc. after giving effect to (i) the IPO Property Transfers (as described below), (ii) the acquisition of the interests we did not already hold in Arapahoe Crossings, L.P. (as described below), (iii) borrowings under the Unsecured Credit Facility, including use thereof, (as described below) and (iv) the estimated net proceeds, including use thereof, expected to be received from this offering. The pro forma adjustments associated with these transactions assume that each transaction was completed as of June 30, 2013 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2012 for purposes of the unaudited pro forma condensed consolidated statements of operations.

Our pro forma condensed consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These pro forma condensed consolidated financial statements do not purport to (i) represent our financial position had this offering, and the other transactions described in these pro forma condensed consolidated financial statements, occurred on June 30, 2013, (ii) represent the results of our operations had this offering, and the other transactions described in these pro forma condensed consolidated financial statements, occurred on January 1, 2012 or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes included elsewhere in this prospectus.

IPO Property Transfers

In connection with this offering, certain investment funds affiliated with our Sponsor will contribute their ownership interests in 43 properties (the “Acquired Properties”) to us, and we will distribute 45 properties that we have historically held in our portfolio (the “Non-Core Properties”) to our pre-IPO owners. We refer to our Sponsor, funds affiliated with Centerbridge and the members of our management who own shares of our common stock and shares of the common stock of our majority-owned subsidiary, BPG Subsidiary Inc., and who will receive units in Brixmor Operating Partnership LP as part of the IPO Property Transfers as our “pre-IPO owners.”

Our acquisition of the Acquired Properties will be accounted for as a business combination resulting in the consideration exchanged for the Acquired Properties being allocated to the acquired assets and assumed liabilities based on their fair values on the date of acquisition, including identifiable intangible assets and liabilities.

The distribution of our ownership interests in the Non-Core Properties to our pre-IPO owners is expected to be effected through the consummation of two separate transactions due to the existence of transfer restrictions governing certain of our unsecured notes that are in effect through January 15, 2014. The first transaction, which will occur at the time of this offering, will consist of our Operating Partnership issuing a special class of units to our pre-IPO owners thereby providing our pre-IPO owners with all economic rights and obligations associated with ownership of the Non-Core Properties. The second transaction, expected to be consummated following the expiration of the aforementioned transfer restrictions, will consist of our Operating Partnership redeeming the special class of units in exchange for the Non-Core Properties pursuant to certain redemption provisions providing us with the right to redeem such units at any time. The distribution of the Non-Core Properties will be accounted for at fair value with any resulting gain or loss recognized in earnings. Following this offering and the IPO Property Transfers, we will continue to manage the Non-Core Properties for which we will receive customary management, leasing and other fees from our Sponsor.

Acquisition of Arapahoe Crossings, L.P.

As of June 30, 2013, we owned a 30% ownership interest in Arapahoe Crossings, L.P. (“Arapahoe”), an unconsolidated real estate joint venture, which owns a single shopping center in the Denver, Colorado region having 466,363 sq. ft. of GLA. On May 15, 2013, we entered into an agreement with our joint venture partner to acquire the remaining 70% interest not owned by us in exchange for $20.0 million in cash, subject to a $41.9 million mortgage encumbering the asset. The transaction closed on July 31, 2013 and will be accounted for as a business combination with any resulting gain or loss associated with our previously held equity interest being recognized in earnings.

Unsecured Credit Facility

On July 16, 2013, we entered into a new $2,750.0 million Unsecured Credit Facility with a syndicate of lenders consisting of a $1,500.0 million term loan and a $1,250.0 million revolving credit facility. We expect to use the $1,500.0 million term loan and approximately $883.1 million of borrowings under the revolving credit facility to repay an equal amount of our existing indebtedness.

Offering Proceeds

We estimate that the gross proceeds to us from this offering will be approximately $750.0 million and that proceeds to us net of underwriting discounts and estimated offering expenses will be $702.5 million, or $809.4 million if the underwriters exercise their option to purchase additional shares in full (assuming shares are sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and other estimated expenses of this offering. Net proceeds of this offering will be used (i) to repay outstanding borrowings under the Unsecured Credit Facility, (ii) to repay indebtedness owed to our Sponsor that is attributable to certain of the Acquired Properties, (iii) to pay transaction costs associated with the IPO Property Transfers and (iv) to pay transfer fees associated with our outstanding mortgage loans.

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

June 30, 2013

(Unaudited and in thousands)

		Acquisitions and Distributions
	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma Before Offering	Proceeds from Offering	Use of Proceeds	Other Equity Adjustments	Pro Forma
		(A)	(B)	(C)					(F)	(G)	(H)
Assets
Real estate, net	$8,855,876	$851,674	$70,706	$(196,776)	$—			$9,581,480	$—	$—	$—	$9,581,480
Investments in and advances to unconsolidated real estate joint ventures	16,446	—	(7,397)	(3,937)	—			5,112	—	—	—	5,112
Cash and cash equivalents	142,006	7,903	(19,108)	(473)	5,864	(D	)	136,192	702,500	(702,500)	—	136,192

Restricted cash	104,021	8,307	1,444	(2,388)	(25,340)	(D	)	86,044	—	—	—	86,044
Marketable securities	23,593	—	—	—	—			23,593	—	—	—	23,593
Receivables, net	181,554	4,057	1,051	(10,479)	(385)	(E	)	175,798	—	—	—	175,798
Deferred charges and prepaid expenses, net	101,956	3,585	53	(4,134)	(4,060)	(D	)	97,400	—	5,247	—	102,647

Other assets	24,509	1,431	11	(1,720)	—			24,231	—	—	—	24,231

Total assets	$9,449,961	$876,957	$46,760	$(219,907)	$(23,921)			$10,129,850	$702,500	$(697,253)	$—	$10,135,097

Liabilities
Debt obligations, net	$6,480,369	$488,460	$41,924	$(25,792)	$8,098	(D)		$6,993,059	$—	$(689,505)	$—	$6,303,554

Financing liabilities, net	173,231	—	—	—	—			173,231	—	—	—	173,231
Accounts payable, accrued expenses and other liabilities	604,882	76,728	3,662	(9,207)	(11,636)	(D)		664,044	—	(5,545)	—	658,499
					(385)	(E)

Total liabilities	$7,258,482	$565,188	$45,586	$(34,999)	$(3,923)			$7,830,334	$—	$(695,050)	$—	$7,135,284

Redeemable noncontrolling interests in partnership	21,467	—	—	—	—			21,467	—	—	—	21,467

Equity:
Preferred stock	$—	$—	$—	$—	$—			$—	$—	$—	$—	$—
Common stock	1	—	—	—	—			1	—	—	2,885	2,886
Additional paid in capital	1,749,305	—	—	—	—			1,749,305	702,500	—	113,038	2,564,843
Accumulated other comprehensive (loss) income	(49)	—	—	—	—			(49)	—	—	—	(49)
Distributions in excess of accumulated loss (income)	(108,232)	—	1,174	(184,908)	(19,998)	(D	)	(311,964)		(2,203)	(28,832)	(342,999)

Total stockholders equity	1,641,025	—	1,174	(184,908)	(19,998)			1,437,293	702,500	(2,203)	87,091	2,224,681
Non controlling interests	528,987	311,769	—	—	—			840,756	—	—	(87,091)	753,665

Total equity	2,170,012	311,769	1,174	(184,908)	(19,998)			2,278,049	702,500	(2,203)	—	2,978,346

Total liabilities and equity	$9,449,961	$876,957	$46,760	$(219,907)	$(23,921)			$10,129,850	$702,500	$(697,253)	$—	$10,135,097

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2013

(Unaudited and in thousands, except per share data)

	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma
		(AA)	(BB)	(CC)
Revenue
Rental income	$443,772	$30,887	$2,721	$(12,916)	$—			$464,464
Expense reimbursements	122,898	7,034	1,020	(3,983)	—			126,969
Other revenues	6,001	109	—	(241)	118	(DD	)	5,987

Total revenues	572,671	38,030	3,741	(17,140)	118			597,420

Operating expenses
Operating costs	60,971	5,104	591	(3,458)	(1,149)	(DD	)	62,059
Real estate taxes	86,541	3,871	864	(3,843)	—			87,433
Depreciation and amortization	226,505	18,148	1,291	(6,106)	—			239,838
Impairment of real estate assets	36,060	—	—	(34,529)	—			1,531
Provision for doubtful accounts	5,365	269	6	(457)	—			5,183
Acquisition related costs	—	—	—	—	—			—
General and administrative	44,343	452	97	(10)	—			44,882

Total operating expenses	459,785	27,844	2,849	(48,403)	(1,149)			440,926

Other income (expense)
Dividends and interest	420	4	2	(211)	—			215
Interest expense	(190,262)	(9,147)	(1,054)	1,265	45,709	(EE	)	(153,489)
Gain (loss) on sale of real estate	722	(161)	—	—	—			561
Other	(2,123)	—	—	4	—			(2,119)

Total other income (expense), net	(191,243)	(9,304)	(1,052)	1,058	45,709			(154,832)

(Loss) income before equity in earnings of unconsolidated subsidiaries	(78,357)	882	(160)	32,321	46,976			1,662
Equity in (loss) income of unconsolidated joint ventures	754	—	—	(55)	—			699
Impairment of investment in unconsolidated joint ventures	—	—	—	—	—			—

(Loss) income from continuing operations	$(77,603)	$882	$(160)	$32,266	$46,976			$2,361

Income from continuing operations attributable to non-controlling interests								(1,268)

Income from continuing operations attributable to common stockholders								$1,093

Pro forma income from continuing operations per share basic								$0.00

Pro forma income from continuing operations per share diluted								$0.00

Pro forma weighted average shares basic								288,584

Pro forma weighted average shares diluted								386,167

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(Unaudited and in thousands, except per share data)

	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma
		(AA)	(BB)	(CC)
Revenue
Rental income	$879,766	$61,309	$4,967	$(28,110)	$—			$917,932
Expense reimbursements	234,590	14,868	1,864	(8,726)	—			242,596
Other revenues	11,441	566	32	(213)	996	(DD	)	12,822

Total revenues	1,125,797	76,743	6,863	(37,049)	996			1,173,350

Operating expenses
Operating costs	124,673	11,477	1,299	(6,484)	(1,990)	(DD	)	128,975
Real estate taxes	162,900	7,712	1,803	(7,681)	—			164,734
Depreciation and amortization	504,583	36,298	2,581	(15,870)	—			527,592
Provision for doubtful accounts	11,861	519	(16)	(311)	—			12,053
Acquisition related costs	541	—	—	—	—			541
General and administrative	88,870	543	310	(37)	—			89,686

Total operating expenses	893,428	56,549	5,977	(30,383)	(1,990)			923,581

Other income (expense)
Dividends and interest	1,138	6	8	(428)	—			724
Interest expense	(386,380)	(16,898)	(2,311)	2,727	90,570	(EE	)	(312,292)
Gain (loss) on sale of real estate	501	—	—	(4)	—			497
Other	(507)	—	—	—	—			(507)

Total other income (expense), net	(385,248)	(16,892)	(2,303)	2,295	90,570			(311,578)

(Loss) income before equity in earnings of unconsolidated subsidiaries	(152,879)	3,302	(1,417)	(4,371)	93,556			(61,809)
Equity income of unconsolidated joint ventures	687	—	—	3	—			690
Impairment of investment in unconsolidated joint ventures	(314)	—	—	—	—			(314)

(Loss) income from continuing operations	$(152,506)	$3,302	$(1,417)	$(4,368)	$93,556			(61,433)

Loss from continuing operations attributable to non-controlling interests								14,217

Loss from continuing operations attributable to common stockholders								$(47,216)

Pro forma loss from continuing operations per share basic								$(0.16)

Pro forma loss from continuing operations per share diluted								$(0.16)

Pro forma weighted average shares outstanding basic								288,584

Pro forma weighted average shares outstanding diluted								386,167

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

(A) Reflects the acquisition by us of 100% of the ownership interests in 43 properties from our pre-IPO owners in exchange for 20.8 million OP Units with a value of $311.8 million based on an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and the assumption of $485.4 million of related indebtedness.

The allocation of consideration exchanged to the assets acquired and liabilities assumed is based on our preliminary estimates and is subject to change based on the final determination of the fair value attributable to the acquired assets and assumed liabilities at the time the acquisition is consummated. The estimated fair value of Real estate, net includes the following components (in thousands):

Land	$208,246
Building and improvements	507,923
Above-market leases	26,789
In-place lease value	108,716

Total	$851,674

Accounts payable, accrued expenses and other liabilities includes $54.9 million to reflect the fair value attributed to below market leases.

These estimates were based on our preliminary analysis and comparable market transactions, which included a preliminary evaluation of the fair values ascribed to component assets relative to overall transaction value in comparable market transactions. Upon completion of the acquisition, the methodologies and significant inputs and assumptions used in deriving final estimates of fair value will vary based on the nature of the tangible or intangible asset. Our methodology for allocating the cost of the assets acquired and liabilities assumed is based upon estimating fair values. Fair values are determined based upon a consideration of all three generally accepted valuation approaches: (i) the income approach, (ii) the market approach and (iii) the cost approach.

We primarily relied upon the income approach to determine overall fair value of the real property assets acquired. The market approach was performed to corroborate the fair value derived under the income approach. The market approach was also relied upon to estimate the fair value of the land. Finally, we utilized the cost and the income approaches to estimate the fair value of building improvements for each of the Acquired Properties. The income approach methodology involved the lease-up of a vacant or “dark” building to the current occupancy as of the acquisition date of the acquired property while the cost approach detailed the replacement cost of the building with the application of appropriate physical, functional and external obsolescence/depreciation to arrive at a conclusion. We placed primary emphasis upon the income approach methodology with the cost approach as a secondary approach; however, both approaches generally reconciled to a similar value conclusion within a reasonable range. Estimates of fair value associated with identifiable intangible assets will likely be derived using generally accepted methodologies under the income approach. Significant inputs and assumptions associated with these approaches include estimates of future operating cash flows, as contemplated in deriving the acquisition consideration and discount and capitalization rates based on an evaluation of observable market data.

In connection with the acquisition, we expect to incur transaction costs of $2.0 million, which relate to, among other things, transfer taxes, title costs and advisor fees. These transactions costs will, for accounting purposes, be reflected as expenses except for those costs directly attributable to the issuance of the OP Units which will be accounted for as a reduction in the carrying value of the Non-controlling interest. Accordingly, for purposes of the pro forma condensed consolidated balance sheet, $2.0 million of transaction costs have been reflected as an addition to Distributions in excess of accumulated loss.

Debt obligations, net reflects the assumption of $485.4 million of debt with an estimated fair value of $488.5 million. No adjustments were made to the historical carrying value of Cash and cash equivalents;

Restricted cash; Receivables, net; and Other assets; as the estimated fair values of such items were preliminarily determined to approximate their historical carrying values. These preliminary determinations were based on their short term nature and/or the stated terms approximating current market terms.

The pro forma adjustments shown below for the Acquired Properties are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	As of June 30, 2013
	Acquired Properties Historical	Pro Forma Adjustments		Acquired Properties Pro Forma
	(in thousands; unaudited)
Assets
Real estate, net	$599,424	$252,250	(1)	$851,674
Investments in advances to unconsolidated real estate joint ventures	—	—		—
Cash and cash equivalents	9,498	(1,595)		7,903
Restricted cash	8,307	—		8,307
Marketable securities	—	—		—
Receivables, net	5,057	(1,000	)(2)	4,057
Deferred charges and prepaid expenses, net	7,756	(4,171	)(3)	3,585
Other assets	1,431	—		1,431

Total assets	$631,473	$245,484		$876,957

Liabilities
Debt obligations, net	$448,381	$40,079	(4)	$488,460
Financing liabilities, net	—	—		—
Accounts payable, accrued expenses and other liabilities	49,713	27,015	(5)	76,728

Total liabilities	$498,094	$67,094		$565,188

Redeemable noncontrolling interests in partnership	—	—		—
Equity
Preferred Stock	—	—		—
Common Stock	—	—		—
Additional paid in capital	76,845	(76,845)		—
Accumulated other comprehensive (loss) income	—	—		—
Distributions in excess of accumulated loss (income)	56,534	(56,534)		—

Total stockholders equity	133,379	(133,379)		—
Non controlling interests	—	311,769		311,769

Total equity	133,379	178,390		311,769

Total liabilities and equity	$631,473	$245,484		$876,957

(1)	Includes allocation of purchase price to tangible assets and intangible assets, including acquired in place leases and above-market leases.
(2)	Adjusts for removal of historical straight line rent receivable.
(3)	Adjusts for removal of historical deferred leasing commissions and debt issuance costs and the addition for new loan consent fees.
(4)	Adjusts assumed mortgages payable to their estimated fair value and reflects repayment of $13.5 million of debt.
(5)	Includes allocation of purchase price to intangible liabilities, including below market leases and removes management fees payable to Brixmor Property Group Inc.

(B) Reflects the acquisition by us on July 31, 2013 of the 70% ownership interest in Arapahoe in exchange for $20.0 million cash and the assumption of $41.9 million of related indebtedness which was repaid following the close of the acquisition using borrowings under the Unsecured Credit Facility as discussed in Note (D) below. For purposes of the pro forma condensed consolidated balance sheet, the $20.0 million of cash consideration, which was paid by us, is reflected as a reduction of Arapahoe’s cash and cash equivalents balance and the $1.2 million gain resulting from remeasurement of our existing 30% equity interest is reflected as a reduction of Distributions in excess of accumulated loss (income).

The allocation of consideration exchanged to the assets acquired and liabilities assumed is based on our preliminary estimates of fair value and are subject to change based on the final determination of the fair value attributable to the acquired assets and assumed liabilities at the time the acquisition is consummated. The estimated fair value of real estate, net includes the following components (in thousands):

Land	$13,677
Building and improvements	50,274
Above-market leases	1,457
In-place lease value	5,298

Total	$70,706

Accounts payable, accrued expenses and other liabilities includes $1.0 million to reflect the fair value attributed to below market leases.

See clause (A) for additional information in respect of the methodologies used to derive these preliminary estimates and those methodologies expected to be utilized in connection with deriving final estimates of fair value, including significant inputs and assumptions.

No adjustments were made to the historical carrying value of Cash and cash equivalents; Restricted cash; Receivables, net; Other assets; and Debt obligations, net as the estimated fair values of such items were preliminarily determined to approximate their historical carrying values. These preliminary determinations were based on their short term nature and/or the stated terms approximating current market terms.

(C) Reflects the distribution by us, at historical basis, of the ownership interests in the Non-Core Properties subsequent to our redemption of the special class of units issued to our Sponsor which we have determined is probable. The redemption and distribution to our Sponsor will be recorded at fair value of the net assets distributed on the date of redemption and distribution. Any resulting gain or loss on the net assets distributed will be allocated to the special class of units as net income (loss) attributable to non-controlling interests.

(D) Reflects the closing of our $2,750.0 million Unsecured Credit Facility on July 16, 2013, which consists of a $1,500.0 million term loan and a $1,250.0 million revolving credit facility. Prior to the closing of this offering, we expect to use the $1,500.0 million term loan and $883.1 million of borrowings under the revolving credit facility to repay an equivalent amount of our existing indebtedness, including $11.6 million of accrued interest, which is reflected as a reduction of Accounts payable, accrued expenses and other liabilities; and $1.3 million of fees associated with the repaid debt, which is reflected as an addition to Distribution in excess of accumulated loss (income).

We incurred $19.5 million of issuance costs related to the Unsecured Credit Facility consisting of $19.2 million of fees paid to the lenders in the Unsecured Credit Facility and $0.3 million of fees paid to third parties for legal and advisory services. These costs have been capitalized within the pro forma condensed consolidated balance sheet and offset by $23.5 million of accelerated amortization attributable to capitalized costs related to the repaid indebtedness resulting in a $4.0 million net decrease to deferred charges and prepaid expenses, net. Capitalized issuance costs associated with the Unsecured Credit Facility will be amortized as additional interest expense over the Unsecured Credit Facility’s term. The June 30, 2013 pro forma deferred charges and prepaid expenses, net balance includes $67.5 million of deferred leasing commissions and debt issuance costs, net.

In connection with repaying this indebtedness, we accelerated the amortization of the related premium resulting in a $4.9 million reduction to Distributions in excess of accumulated loss (income). In addition, we expect $25.3 million of restricted cash to be released to us by the lenders which is reflected as a decrease to Restricted cash and a corresponding increase to Cash and cash equivalents.

The $19.9 million addition to Distributions in excess of accumulated loss (income) is comprised of the $23.5 million in accelerated issuance cost amortization and the $1.3 million of fees associated with the repaid debt, net of the $4.9 million in accelerated premium amortization attributable to the repaid indebtedness.

(E) Reflects the elimination of accounts receivable of $0.4 million comprised of $0.2 million of management and other fees due from the Acquired Properties and $0.2 million of management and other fees due from Arapahoe. The June 30, 2013 pro forma receivables, net balance includes $36.9 million of straight line rent receivables.

(F) Reflects gross proceeds in this offering of $750.0 million, which will be reduced by $47.5 million, net of amounts paid to date, to reflect underwriting discounts, legal and other costs payable by us, resulting in net proceeds of $702.5 million. These costs will be charged against the gross offering proceeds upon completion of this offering.

(G) In connection with this offering, we anticipate using the net proceeds as follows: (i) to repay $628.5 million of outstanding borrowings under the revolving portion of the Unsecured Credit Facility, (ii) to repay $66.6 million of indebtedness to our Sponsor attributable to certain of the Acquired Properties; (iii) to pay $2.0 million of transaction costs related to the IPO Property Transfers, which relate to, among other things, transfer taxes and loan consent fees (These transaction costs will be reflected as expenses except for those costs directly attributable to the issuance of the OP Units which will be accounted for as a reduction in the carrying value of the Non-controlling interest. Accordingly, $2.0 million of the transaction costs have been reflected as an addition to Distributions in excess of accumulated loss.); and (iv) to pay $5.4 million of transfer fees due to lenders on several of our outstanding mortgage loans that are payable in connection with this offering. Of the $5.4 million of consent and/or transfer fees, $5.2 million will be capitalized as an addition to Deferred charges and prepaid expense, net and amortized into interest expense over the remaining term of the underlying mortgage loans, and the remaining $0.2 million will be expensed as it relates to certain Non-Core Property mortgages distributed to our Sponsor. A summary is as followings (in thousands):

Repayment of Unsecured Credit Facility	$628,476
Repayment of indebtedness attributable to Acquired Properties	66,574
IPO Property Transfer transaction costs	2,000
Loan transfer and consent fees	5,450

$702,500

(H) To reflect the allocation of pro forma total equity as of June 30, 2013 based on the issuance of 50.0 million shares of common stock in the Company and 20.8 million OP Units in the Operating Partnership in the IPO.

Prior to the formation transaction and the offering, certain employees of the Company were granted equity incentives which provided them with equity interests (“Class B Units”) in the Company’s ultimate parent investors. The awards granted vested either solely on the satisfaction of the required service conditions (50% of the awards) or upon the achievement of the requisite service, performance and market conditions (50% of the awards). As part of the offering, and in order to align our employees’ interests with the investors in the offering, all of the awards will be modified to have the awards be either in the common stock of the Company or in BPG Subsidiary. In addition, certain of these awards’ vesting conditions were modified as discussed below.

In connection with this offering, the awards subject to the performance and market vesting conditions will be further modified such that 75% of these awards will vest as of the effective date of the offering. The awards which solely have vesting service conditions and the remaining 25% of the awards with performance and market vesting conditions were also further modified to require the payment of non-forfeitable dividends during the period in which they are unvested.

Upon the effective date of the offering, we expect to record approximately $22.8 million of incentive-based compensation expense as a result of modifying the vesting conditions of 75% of the awards which had market and performance-based conditions. The adjustment is reflected on the June 30, 2013 pro forma balance sheet as an addition to our common stock and Additional paid in capital and a corresponding increase to our Distributions in excess of accumulated loss. Further, we do not anticipate that there will be a material impact to the amount of future compensation expense as a result of modifying the terms of the awards which solely vest upon achieving the service conditions or the remaining 25% of the awards that have performance and market vesting conditions. Accordingly, we have made no adjustment to our Pro Forma Consolidated Statement of Operations for any incremental compensation expense resulting from the modification of these awards.

Additionally, as a result of the anticipated distribution of the Non-Core Properties, the Company’s ultimate parent investors intend to make a one-time payment of $6.0 million to the holders of the Class B units to reduce the number of fully vested shares of common stock of Brixmor and BPG Subsidiary that would otherwise be deliverable in the conversion and to provide liquidity to the holders of Class B units. The $6.0 million payment in cash is equal to the value of the shares of common stock that would have been issued in the conversion of the Class B units to shares of common stock. The Company’s ultimate parent investors (and not Brixmor) will fund the cash payment. The $6.0 million has been reflected as increase to Additional paid in capital and an increase to our Distributions in excess of accumulated loss/Income on our pro forma balance sheet as of June 30, 2013. The payment will be reflected as compensation expense upon the effectiveness of the offering.

During the six months ended June 30, 2013 and year ended December 31, 2012 we recognized approximately $1.6 million and $6.4 million, respectively of compensation expense related to the awards subject to service vesting conditions. For the awards with performance and market conditions, as it was not deemed probable that will achieve the performance conditions, we have not recorded any compensation expense through June 30, 2013.

Certain of our employees have been granted equity incentive awards in the Acquired Properties. These awards were granted with service conditions and performance and market conditions. As the awards were granted to the employees under our management agreement with the owners of the Acquired Properties, we considered the amounts earned by the employees for the amortization of the awards at their fair value as measured at each reporting period to be a component of our management fees, and then recorded a corresponding amount for compensation expense. In connection with this offering, based on the terms of these awards, we expect that all of such awards granted to our employees will vest. In exchange for the vested incentive awards, the holders are expected to receive OP Units which will be vested. At the time of this offering, we expect to record approximately $6.2 million of additional management fee income and additional compensation expense based upon the face value of the OP Units issued at the date of grant, resulting in no net impact to our pro forma net income. Accordingly, we did not record an adjustment to our pro forma consolidated statement of operations. The $6.2 million has been included as an increase to Additional paid in capital and an increase to our Distributions in excess of accumulated loss / (income) on our pro forma balance sheet as of June 30, 2013.

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

(AA) Reflects the results of operations associated with the Acquired Properties as discussed in Note (A) above. The consideration allocated to (i) buildings and improvements will be depreciated over the estimated average remaining useful lives ranging from 4 to 40 years and (ii) above- and below-market leases and in-place lease value will be amortized over the weighted average lives of the related leases ranging from 3 to 9 years.

The pro forma adjustments shown below for the Acquired Properties are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	Acquired Properties Historical	Pro Forma Adjustments		Pro Forma	Acquired Properties Historical	Pro Forma Adjustments		Pro Forma
	(Unaudited and in thousands)
Revenue
Rental income	$27,513	$3,374	(1)	$30,887	$55,075	$6,234	(1)	$61,309
Expense reimbursements	7,034	—		7,034	14,868	—		14,868
Other revenues	109	—		109	566	—		566

Total revenues	34,656	3,374		38,030	70,509	6,234		76,743

Operating expenses
Operating costs	5,104	—		5,104	11,477	—		11,477
Real estate taxes	3,871	—		3,871	7,712	—		7,712
Depreciation and amortization	16,426	1,722	(2)	18,148	31,894	4,404	(2)	36,298
Provision for doubtful accounts	269	—		269	519	—		519
Acquisition related costs	—	—		—	2,170	(2,170)	(3)	—
General and administrative	452	—		452	543	—		543

Total operating expenses	26,122	1,722		27,844	54,315	2,234		56,549

Other income (expense)
Dividends and interest	4	—		4	6	—		6
Interest expense	(8,771)	(376)	(4)	(9,147)	(15,896)	(1,002)	(4)	(16,898)
Gain on sale of real estate	(161)	—		(161)	—	—		—
Other	—	—		—	—	—		—

Total other income (expense), net	(8,928)	(376)		(9,304)	(15,890)	(1,002)		(16,892)

(Loss) income before equity in earnings of unconsolidated subsidiaries	(394)	1,276		882	304	2,998		3,302
Equity (loss) income of unconsolidated joint ventures	—	—		—	—	—		—
Impairment of investment in unconsolidated joint ventures	—	—		—	—	—		—

(Loss) income from continuing operations	$(394)	$1,276		$882	$304	$2,998		$3,302

(1)	Adjusts above/below market lease amortization and straight line rent.
(2)	Adjusts depreciation and amortization based on the allocation of the fair value to tangible and identified intangible assets acquired.
(3)	Removes acquisition related costs incurred by our Sponsor related to our Sponsor’s acquisition in 2012 of certain of the Contributed Properties.
(4)	Adjusts interest expense to reflect the following: (i) remove debt issuance costs for the acquired loans, (ii) assumption fees paid as part of the loan agreement are amortized and included as part of interest expense, and (iii) amortization of the fair value adjustment on assumed loans.

(BB) Reflects the results of operations associated with Arapahoe as discussed in Note (B) above. The consideration allocated to (i) buildings and improvements will be depreciated over the estimated useful lives of the respective assets which range from 1 to 40 years and (ii) above- and below-market leases and in-place lease value will be amortized over the weighted average lives of the related leases ranging from 3 to 9 years.

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	Arapahoe Historical	Pro Forma Adjustments		Pro Forma	Arapahoe Historical	Pro Forma Adjustments		Pro Forma
	(Unaudited and in thousands)
Revenue
Rental income	$2,818	$(97)	(1)	$2,721	$5,437	$(470)	(1)	$4,967
Expense reimbursements	1,020	—		1,020	1,864	—		1,864
Other revenues	—	—		—	32	—		32

Total revenues	3,838	(97)		3,741	7,333	(470)		6,863

Operating expenses
Operating costs	591	—		591	1,299	—		1,299
Real estate taxes	864	—		864	1,803	—		1,803
Depreciation and amortization	770	521	(2)	1,291	1,705	876	(2)	2,581
Provision for doubtful accounts	6	—		6	(16)	—		(16)
Acquisition related costs	—	—		—	—	—		—
General and administrative	97	—		97	310	—		310

Total operating expenses	2,328	521		2,849	5,101	876		5,977

Other income (expense)
Dividends and interest	2	—		2	8	—		8
Interest expense	(1,080)	26	(3)	(1,054)	(2,364)	53	(3)	(2,311)
Gain (loss) on sale of real estate	—	—		—	—	—		—
Other	—	—		—	—	—		—

Total other income (expense), net	(1,078)	26		(1,052)	(2,356)	53		(2,303)

(Loss) income before equity in earnings of unconsolidated subsidiaries	432	(592)		(160)	(124)	(1,293)		(1,417)
Equity (loss) income of unconsolidated joint ventures	—	—		—	—	—		—
Impairment of investment in unconsolidated joint ventures	—	—		—	—	—		—

(Loss) income from continuing operations	$432	$(592)		$(160)	$(124)	$(1,293)		$(1,417)

(1)	Adjusts above/below market lease amortization and straight line rent.
(2)	Adjusts depreciation and amortization based on the allocation of the fair value to tangible and identified intangible assets acquired.
(3)	Adjusts for the removal of amortization of debt issuance costs on acquired debt. There are no debt issuance costs associated with the acquired debt.

(CC) Reflects the elimination of the results of operations associated with the Non-Core Properties as discussed in Note (C) above. As of June 30, 2013 and December 31, 2012, one of the Non-Core Properties was classified as held for sale and its results from operations are included in discontinued operations on the Company’s historical statements of operations. Therefore, the results of operations for this property are not reflected in this adjustment for both the six months ended June 30, 2013 and the year ended December 31, 2012.

(DD) The adjustment reflects (i) additional estimated management and other fees that will be earned from our Sponsor for the management of the Non-Core Properties following the offering and (ii) the elimination of the historical management and other fees earned by us from the Acquired Properties summarized as follows:

	Six months ended June 30, 2013		Year ended December 31, 2012
	Other Income	Operating Costs	Other Income	Operating Costs
Additions:
Management fees and other fees earned on non-core properties	$1,267	—	$2,986	—

Less:
Elimination of management and other fees from the Acquired Properties	(1,149)	(1,149)	(1,990)	(1,990)

Net adjustment to Pro Forma	$118	$(1,149)	$996	$(1,990)

Management fees payable to us are equal to a percentage of gross rental revenues. Other fees include (1) leasing fees (commissions) which are equal to a percentage of ABR for any new and renewal lease signed and (2) overhead reimbursements for out of pocket expenses incurred.

(EE) Reflects the reduction of interest expense attributable to the following, (i) repayment of outstanding indebtedness with the proceeds of our Unsecured Credit Facility as discussed in Note (D) above resulting in a reduction to interest expense. Interest on the existing debt arrangements with principal balances of $2,383.1 million was approximately $69.4 million and $138.4 million, for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. The $2,383.1 million debt reduction will be repaid with proceeds from our Unsecured Credit Facility, comprised of a term loan with a balance of $1,500.0 million with an interest rate of 2.44% and a revolving credit line of approximately $883.1 million with an interest rate of 1.89%, resulting in interest expense of approximately $29.6 million and $59.7 million with a corresponding interest expense reduction of $39.8 million and $78.7 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, and (ii) partial repayment of the revolving credit line (see above) with the net proceeds of this offering resulting in a reduction of outstanding principal by $628.5 million and a corresponding decrease in interest expense of $5.9 million and $11.9 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Borrowings under the Unsecured Credit Facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.5% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is based on a total leverage based grid and ranges from 0.40% to 1.00%, in the case of base rate loans, and 1.40% to 2.00%, in the case of LIBOR rate loans. The margin for the revolving credit facility is also based on a total leverage based grid and ranges from 0.50% to 1.10%, in the case of base rate loans, and 1.50% to 2.10%, in the case of LIBOR rate loans. We have entered into several interest rate swaps with third parties whereby we have effectively locked the interest rate on the $1,500 million term loan at 2.44% through October 1, 2016. The interest rate on our LIBOR-based initial borrowings of the revolving credit facility is 1.89% which is comprised of a LIBOR rate of 0.19% plus a margin of 1.70% based on our current leverage ratio.

A 1/8% change to the variable interest rate on the revolving credit facility would change the pro forma interest expense by $0.2 million and $0.3 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

The following table summarizes the interest expense adjustment:

	Six months ended June 30, 2013		Year ended December 31, 2012
	Principal Balance Increase/ (Decrease)	Interest Expense Increase/ (Decrease)	Principal Balance Increase/ (Decrease)	Interest Expense Increase/ (Decrease)
Repayment of outstanding indebtedness	$(2,383,088)	$(69,424)	$(2,383,088)	$(138,360)
Unsecured Credit Facility borrowings	2,383,088	29,635	2,383,088	59,728
Unsecured Credit Facility repayment using offering net proceeds	(628,476)	(5,920)	(628,476)	(11,938)

Net adjustment to Pro Forma interest expense		$(45,709)		$(90,570)